news release

ArcelorMittal announces the publication of sell-side analysts’ consensus figures for fourth quarter 2013 and full year 2013 Ebitda

Luxembourg, January 29, 2014 - ArcelorMittal today announces the publication of sell-side analysts’ consensus forecasts for ArcelorMittal’s fourth quarter 2013 and full year 2013 Ebitda.

The consensus figures are based on sell-side analyst estimates recorded on an external web-based tool provided and managed by an independent company called Vuma Financial Services Limited (trade name: Vuma Consensus). The consensus figures together with the full list of sell-side analysts who submitted their forecasts are available on http://corporate.arcelormittal.com.

View consensus figures here:

http://corporate.arcelormittal.com/news-and-media/press-releases/2014/jan/29-01-2014?lang=english

ArcelorMittal does not express any opinion as to the accuracy or relevance of this consensus or any component thereof. Any use of or reliance on this data is purely at the risk of the user.